Exhibit 99.1

Memorandum of Agreement

Miami University and Quest Holding International LLC

This Memorandum of Agreement (this “Agreement” or “MOA”) is entered by and among Miami University (“MU” or “Miami”), a body politic and corporate established and existing under the laws of the State of Ohio (USA); and Quest Holding International, LLC (“QHI”). This MOA shall be effective as of July 1, 2023 (the “Effective Date”).

WHEREAS MU operates the Miami University English Language Center (“ELC”), which provides English language instruction to non-native speakers of English at MU’s Regional Campuses;

WHEREAS MU wishes to offer certain students’ conditional admission to the ELC at MU’s Regional campuses (“MUR”) pursuant to the terms and conditions described below;

WHEREAS QHI is a third party not affiliated with MU for the services it would provide, and is not affiliated with any other educational institution that provides education services; and

WHEREAS the parties hereto wish to be bound by the terms, conditions, and obligations contained in this MOA.

NOW, THEREFORE, in consideration of the agreements and promises contained in this MOA, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Bundled Services.

(a) QHI will provide services to MU, including without limitation, marketing, enrollment application assistance, provision of technology, housing, student academic counseling, international recruitment, course support, and identify appropriate Students (as defined below) for admission to MUR and the ELC Program (“Bundled Services”). These Students will have applied to the ELC Program and submitted all documents required by MU and MUR for international students. QHI shall ensure that all application materials are properly completed by Students and will assist Students to submit the properly completed application materials to the appropriate MUR Office of Admissions. QHI hereby acknowledges and agrees that MU has not engaged QHI to recruit individuals who are citizens of the United State, individuals who hold permanent residence status in the United States, or international students who are residing in the United States, and QHI hereby covenants that it shall not do so during the Term.

(b) As it relates to QHI s obligation to provide Bundled Services under this MOA, the following terms and conditions shall apply:

(i) It shall use diligent efforts, commensurate with its training, ability, knowledge, cultural awareness, language skills and experience, in identifying and recruiting qualified international students who seek to enroll and matriculate to MUR’s ELC Program (“Student(s)”). QHI shall ensure that all Students shall not include any individual who (A) is a citizen of the United States; (B) holds permanent resident status in the United States; and/or (C) who is an international student residing in the United States.

(ii) It shall use MU approved forms of communication, communication templates and social media to perform outreach to Students on behalf of MU.

(iii) It shall identify and recruit qualified prospective Students for admission to MU’s academic programs in accordance with MU’s then current rules, policies, procedures and requirements.

(iv) All marketing and promotional materials that will be used to engage prospective Students shall be preapproved by MUR’s Office of Admissions and Office of Marketing prior to being disseminated or otherwise used.

(v) All emails and other communications between QHI and newly admitted Students shall be shared with MUR to aid in the transition of such newly admitted Students at MUR.

(vi) It shall ensure that the testing of prospective Students in the English language is carried out by qualified persons in accordance with MU’s then current rules, policies, procedures and requirements.

(vii) It shall abide all applicable provisions of law and with the rules and regulations of all governmental units having pertinent jurisdiction over this Agreement and the performance of the services provided hereunder, including, without limitation those laws and regulations applicable to the performance of such services in the United States of America and in China, respectively.

(viii) It shall as a part of the Bundled Services, provide prospective Students full and accurate information about MU and MUR, including, but not limited to, (A) enrollment procedures; (B) costs for tuition, fees, room and board, mandatory student health insurance, and incidental expenses; (C) academic offerings; (D) student services and activities, and facilities; and (E) clearly state that the issuance of an 1-20 (or other visa) is not contingent upon the payment of a deposit to QHI.

(ix) It shall distribute written materials to Students which include an itemized list of tuition and fees associated with attendance at MUR always shown in USD, which makes clear that the only official tuition and fee amounts are on the MU One-Stop website (currently available at https://miamioh.edu/onestop/).

(x) It shall provide reports or information requested by MU or required by this MOA in a timely fashion.

(xi) It shall organize and translate MU’s marketing materials as needed; provided that MU reserves the right to engage a third party to review such translations for accuracy.

(xii) It acknowledges and agrees that MU is a member of NACAC, AIRC, and NAFSA: Association of International Educators, and as such, expects its QHI to promote all MU academic programs with integrity and accuracy, and recruit students in an honest, ethical, and responsible manner.

(xiii) It acknowledges and agrees to comply with the NACAC Guide and the AIRC Standards.

(xiv) It shall abide by the criteria, guides, codes, and standards established by NACAC and AIRC for ethical and responsible recruitment of foreign students (as they may be amended from time to time), including, without limitation, the NACAC Guide and AIRC Standards.

(xv) QHI acknowledges and agrees that MU prohibits subcontracting or solicitation for sub-contracting of the Bundled Services through sub-agencies or other individuals, except for engaging QHI’s affiliates and/or subsidiaries under this Agreement.

(xvi) In performing under this MOA, QHI agrees to not engage in any of the following, and shall cause all of its personnel, partners, affiliates, and subsidiaries, to do the same during the Term: (A) QHI shall not explicitly state or imply that it is MU’s exclusive contractor operating on behalf of MU (for recruitment purposes or otherwise); (B) QHI shall not commit or permit any employee, subcontractor, or any other person employed by the QHI in the course of this Agreement to commit an offense under the U.S. Foreign Corrupt Practices Act of 1977, and/or under the applicable anti-corruption laws of the country where QHI provides the services; (C) QHI shall not knowingly provide false or misleading records of Student academic achievement, preparation, and financial capability; (D) QHI shall not make explicit promises to Students regarding the time required for degree completion; (E) QHI shall not make explicit promises to applicants regarding the amount of credit transfer as direct equivalencies from universities to MU without written approval from MU; (F) QHI shall not make any representations or offer any guarantees or promises to applicants or current Students about the likelihood of offers of financial aid, scholarship, or admission from MU; (G) QHI shall not make any representations or offer any guarantees to prospective Students about whether they will be granted a student visa; (H) QHI shall not make any overt or implied claim or representation, or offer any guarantees, to prospective Students with respect to individual employment following the completion of any MU academic program; (I) QHI shall not negotiate, approve, execute, or enter into any contracts, memoranda of understanding, affiliation or cooperation agreements, articulation agreements, collaborative research agreements, or any other arrangements with any university, college, or other person or entity that purports to bind or obligate MU; (J) QHI shall not use MU’s name or any registered or unregistered trademark or logotype of MU without the prior written consent of MU; (K) QHI shall not perform any activities, functions or services that are considered an aspect of MU’s participation in Title IV, HEA program, and thus subject to applicable third-party servicer requirements; and (L) QHI shall not solicit or accept any commission, bonus, or other incentive payment from any party that that would violate the United States Department of Education’s prohibition on incentive compensation found at 34 CFR §668.14(b)(22)(i) unless an exception applies, including without limitation the exception found at 34 CFR §668.14(b)(22)(i)(A).

(xvii) Nothing in this Agreement shall affect MU’s exclusive right to: (A) establish admission policies and criteria; (B) make all admissions and scholarship decisions (based on MU’s past, current, or future admission and scholarship criteria), and to communicate such decisions to prospective or current students; (C) set tuition and fees for all students, including Students; (D) process I-20 forms; (E) approve all communications regarding its academic programs (including the ACE Program) and all marketing materials or other communications to be utilized by QHI in providing services hereunder; or (E) negotiate, approve, and execute all contracts, memoranda of understanding, affiliation or cooperation agreements, articulation agreements, collaborative research agreements or any other arrangements with other schools, colleges, universities or other entities that involve or relate to admissions, teaching, research or MU’s educational mission or that in any way purports to bind or obligate MU.

(c) QHI will provide a written status report on a quarterly basis that relates to its performance under this MOA, which quarterly report will contain information on recruiting activities in China, and any engagements they have with other schools, colleges, universities, or other entities that involve or relate to MU’s educational mission or this MOA (the “Quarterly Report”).

2. ELC Program. Students admitted to the ELC Program under this Agreement will arrive at MUR campus before orientation to participate in a mandatory assessment, advising, and academic program orientation. A two-week orientation will occur approximately two weeks prior to the start of regularly scheduled classes in each of MUR’s academic terms (Fall, Spring, Summer).

The ELC Program provides English language instruction to non-native speakers of English, accepted into the ELC Program’s intensive English language program at MUR. Students will be admitted into the ELC Program based on MUR ELC Application Form, International Student Financial Support Form, one copy of their passport photo, official academic records, and proof of English language proficiency. Students will be assessed for English language proficiency upon arrival to MUR for placement in the ELC Program.

The ELC Program has a total of five levels. Students who apply to the ELC Program will submit scores from one of the following tests prior to their arrival at MUR: TOEFL, IELTS, iTEP, PTA-Academic, or provide alternative proof of English language proficiency as listed on MU International Admission website (http://miamioh.edu/admission/international/english-proficiency/index.html) to show their overall level of English proficiency at the time of their application. The appropriate level of English study (regardless of the scores submitted with their application) will be finalized during orientation week. Students will be assessed in reading, writing, speaking, listening, and grammar. Level 1-3 Students will begin non-credit intensive English courses at MUR. Level 4 Students will be conditionally admitted and be able to begin credit courses at MUR. Once level four is successfully completed, Students will have satisfied all English requirements and be fully admitted to MUR as Level 5 international students.

Levels 1, 2, and 3 include the following non-credit courses specifically designed for each level for a total of 22.5 contact hours of intensive English study each week:

Reading/Writing (7.5 contact hours)

Listening/Speaking (7.5 contact hours)

Grammar/Integrated Skills (7.5 contact hours)

Level 4 includes the following courses for a total of 12 credit hours:

ACE 112 – Advanced Communication Strategies:

This is an intensive 5-credit course covering discussion, presentation and lecture listening skills, preparing Students for the diverse encounters they will have with spoken English both in and outside of the academy. Graded (5 Credits, 7.5 contact hours)

ACE 113 – Reading and Writing in Academic Contexts:

This is a rigorous 4-credit course focusing on comprehension, textual analysis, vocabulary, and rhetoric. Students develop critical writing skills needed for success in college and beyond. Graded (4 Credits, 7.5 contact hours)

ACE 310J – Elements of Debate:

Elements of Debate is designed to introduce Students to debate and to develop their ability to explain and support their opinion with strong evidence using advanced vocabulary and sentence structure. The course prepares Students to be active participants in college-level classroom discussions. Graded (3 credits, 7.5 contact hours)

Level 5 Students are fully admitted to MUR.

Students are required to take ENG 108 and 109, unless prior credit has been earned, in consecutive semesters. These course descriptions are as follows:

ENG 108 – U.S. Cultures & Composition for Second Language Writers:

This course is designed for Students who need further work in English before enrolling in ENG 109; satisfies in part the Miami Plan requirement of six of global courses. (4 credits, 7.5 contact hours total)

ENG 109 – Composition and Rhetoric for Second Language Writers:

Adaptation of ENG 111 for nonnative speakers; satisfies the Miami Plan requirement of 3 hours of composition and literature. (4 credits, 7.5 contact hours total)

Classes are held Monday through Friday except during university scheduled holidays. The typical weekly schedule will include instruction, courses, and outings or activities. Students may be required to participate in MUR directed and approved cultural activities, meetings, and excursions. Mandatory attendance in class, meetings, and participation in required events will contribute to a Student’s grade for the semester.

All Students in the ELC Program (including Levels 1-5) are subject to the Miami University Code of Conduct (http://miamioh.edu/student-life/oescr/code-of-conduct/index.html) and the Miami Student Handbook (http://www.miamioh.edu/_files/documents/secretary/Student_Handbook.pdf). These resources and expectations will be reviewed and explained to Students in sessions during orientation.

Students who successfully complete ELC Program required courses at the level of B- or above may move to the next level of the ELC Program. Once a Level 3 Student meets this requirement, they may take Level 4 credit courses the following semester. Once a Level 4 Student meets this requirement, such Student may enroll the following semester as a fully admitted MU regional campus international student.

3. Housing, Dining and Transportation.

(a) QHI is responsible for providing all accommodations for Student housing and dining for Students in the ELC Program at MUR. MU assumes no liability or responsibility for any functions related to housing, dining, or transportation. QHI will provide housing supervisors for the housing facility and provide MU and MUR with the names and 24-hour emergency contact information for the housing facility supervisors. If operation and upkeep of the housing and dining plan is not acceptable to MU or MUR, then MU has the option of cancelling this MOA and the program outlined in this MOA. Any rejection of the housing and dining plan must be reasonable. MU shall provide a minimum 120 days advance written notice to QHI regarding its intent to cancel this MOA and the program outlined in this MOA, and the reasons for such intent to cancel and allow QHI to revise the housing and dining plan within 120 days of the receipt of such written notice; provided, however, that MU may immediately cancel this MOA and the program outlined in this MOA upon the reasonable belief that the continuation of the housing and dining plan will have a deleterious effect on the health, wellbeing, or safety of any person. QHI will allow MU officials to visit and review its housing and dining facilities in each semester during Term of this MOA. QHI is required to report violations of the Miami University Student Code of Conduct and Miami University Student Handbook and any instances of sexual or interpersonal violence to MUR Security Office identified by Title IX federal requirements. Nothing contained in this Section 3 shall limit or otherwise affect MU’s ability to cancel this MOA pursuant to Section 16 of this MOA.

(b) QHI acknowledges and agrees that MU’s and MUR’s student disciplinary procedures allow for the summary suspension from MUR’s premises of a Student prior to a disciplinary hearing where MU or MUR has reasonable cause to believe that the Student’s continued presence poses an immediate and significant risk of substantial harm to the safety or security of themselves, others, or to property. QHI agrees that once it is notified by MU or MUR that a Student admitted hereunder to the ELC Program has been summarily suspended and no contact is required with any other student is required it shall, immediately remove said Student from QHI’s student housing facilities and relocate the Student into other QHI owned, or controlled, or rented housing, until such time as the summary suspension is lifted or until the Student is suspended or dismissed at the conclusion of the disciplinary process.

4. Insurance and Indemnification. QHI will purchase and maintain for the duration of this MOA the following insurance: (a) Commercial General Liability with limits of at least $7,500,000.00; (b) Commercial Automobile Liability with limits of at least $5,000,000; (c) Umbrella coverage in an amount of at least $5,000,000; and (d) Workers’ Compensation with limits as required under Ohio law. QHI will provide a certificate of insurance to MU and shall add “Miami University” as an additional insured on its General Liability policies, Commercial Automobile Liability policies, and Umbrella policies. Further, QHI shall also procure and maintain during the Term all other insurance coverages required by Section 2.04 of the Miami University Purchasing Handbook (currently available at https://www.miamioh.edu/fbs/strategic-procurement/purchasing/transacting/handbook/index.html). QHI shall indemnify and hold harmless MU, and its trustees, officers, and employees from and against any and all loss, expense, damage, claim, demand, judgment, fine, charge, lien, liability, action, cause of action or proceeding of any kind whatsoever (whether arising on account of damage to or loss of property, or personal injury, emotional distress, or death) (each a “Loss”) arising directly or indirectly from a third party claim alleging (y) any negligent or more culpable act or omission of QHI in connection with the performance of its obligations under this MOA; or (z) any failure by QHI to materially comply with any applicable federal, state, or local laws, regulations, or codes in the performance of their obligations under this Agreement; provided, that QHI will have no duty to indemnify and hold harmless MU to the extent that a Loss results solely from MU’s negligence or willful misconduct.

5. Medical History, Tests, and Vaccinations. All Students who are accepted for entrance into the ELC Program under this MOA are required to submit a completed medical history to the Medical Director of the Student Health Service before final enrollment can be approved. Students are required to submit a medical report on the medical questionnaire for foreign students. All entering Students are required to be vaccinated against MMR, Tdap, Hepatitis B, meningitis, and chicken pox. Further, any Student under the age of 18 years old must receive the polio vaccine. If any Student has not yet received any of the necessary vaccinations, QHI shall cause such Students to be vaccinated at Student Health Services at the Student’s own expense. All Students must demonstrate freedom from tuberculosis. Students accepted into the ELC Program under this MOA will be tested for tuberculosis. If the test is positive, the Student must obtain a medical evaluation.

6. Medical Insurance. MU requires that all Students be covered by health insurance while enrolled at MU or any of its campuses. QHI shall cause each Student to obtain and maintain health insurance through MU’s student health insurance provider, which is currently Aetna. Additional information pertaining to health insurance requirements can be directed to MU’s Student Health Service (see https://miamioh.edu/student-life/student-health-service/student-insurance/index.html). QHI shall cause each Student to be responsible for paying any medical expenses including required medical and travel insurance and any out-of-pocket expenses not covered by insurance incurred during the program.

7. Program Fees. QHI shall pay the program fees described set forth in Exhibit A, attached hereto, and incorporated herein (the “Program Fee(s)”).

8. Taxes. QHI acknowledges and agrees that any and all direct and indirect taxes and other returns required by the city, local, state, provincial or federal laws or regulations of the United States and/or China, as applicable with respect to the Bundled Services provided and the activities of the QHI and all payments due thereon, and all licenses, registrations, permits, and the like, and all fees or other payments or coverages required or due in connection therewith, including but not limited to, income or other tax withholdings, and other taxes, and any interest / penalty/ surcharge/ cess or levy thereon shall be the sole responsibility and obligation of the QHI, and made, filed, paid, and maintained by the QHI. QHI shall be solely responsible for all direct and indirect taxes, including but not limited to service tax, corporate income tax, and value added tax (VAT), if any, assessed against the QHI by a statutory authority in China and/or any taxes imposed by a statutory authority in China on the QHI as a result of the Bundled Services provided to MU, and such taxes shall not be borne or reimbursed by MU.

9. Student Expenses. MU and MUR will not be responsible for any of the following Student expenses or costs resulting from their participation in the ELC Program: visa, airfare, and transportation to and from MUR campus from point of entry. MU will provide documentation to support the student visa application of each Student. QHI is responsible for the return to China of any Student who withdraws or is dismissed from MUR.

10. Student Invoices; Payment by QHI; Audit Rights; Minimum Guarantee for FY2024.

(a) QHI is responsible for invoicing Students enrolled at all levels and for attendant instructional materials fees and cultural programing fees and any additional sums under the terms of this MOA. All invoices subject to this Section 10(a) (i) shall be sent to Students at the same time that MU invoices all other enrolled students; (ii) shall be subject to the same billing, refunding, and other rights/requirements set forth by MU; and (iii) shall be in a form substantially similar to the sample invoice attached as Exhibit B to this MOA.

(b) Payment for Students enrolled at all levels and for attendant instructional materials fees and cultural programing fees and any additional sums under the terms of this MOA shall be made by QHI in the U.S. by wire transfer within fourteen (14) business days after the start of each semester. Wire transfer details can be found in Section 11 of this MOA. QHI must provide MUR with names, passport, and visa application information for Students intending to enroll in all levels of the program.

(c) Upon MU’s reasonable request, the QHI shall provide copies of any and all invoices sent to Students.

(d) During the Term and for twelve (12) months thereafter, QHI shall: (i) maintain complete and accurate books and records regarding its business operations relevant to the calculation of any fees or expenses due, owing, or payable hereunder, and any other information relevant to QHI’s provision of Services or performance under this MOA; and (b) upon MU’s reasonable request, make such books and records, and appropriate personnel, available during normal business hours for inspection and audit by MU or an independent accountant that is reasonably acceptable to Service Provide. In the event MU desires to exercise its rights under this Section, then MU shall: (A) provide QHI with at least thirty (30) days’ prior written notice of any audit; (B) undertake an audit no more than once per calendar year, except for good cause shown; and (C) conduct or cause to be conducted such audit in a manner designed to minimize disruption of QHI’s normal business operations.

(e) QHI shall solely be liable for making any payments due to MU under this Agreement, and QHI shall be responsible, as applicable, for complying with any foreign source reporting obligations related to any fees QHI charges and collects from any foreign entity or person.

(f) QHI hereby covenant and agree that there will be no less than one hundred (100) Students enrolled in the ELC Program for the 2023-2024 academic year (the “Minimum Guarantee”), which includes Fall 2023, Spring 2024, and Summer 2024. If the Minimum Guarantee is not met for the 2023-2024 academic year, then QHI shall pay MU an amount equal to one hundred minus the number of Students actually enrolled, multiplied by the rate $7,500. The Minimum Guarantee will be calculated by adding up all new students enrolled in the ELC Program for each semester (Fall 2023, Spring 2024, and Summer 2024). Students who are new in one semester cannot be counted as new in any other semester. For purposes of illustration, if 90 students actually enrolled in the ELC Program for the 2023-2024 academic year, then the Minimum Guarantee payment due to Miami would be $75,000 (viz., (100 – 90) * $7,500).

11. Transfer and Wire Information.

The wire transfer information is a follows:

[***]

[***]

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Account # xxxxxxxxx

Routing # xxxxxxxxx

12. Applicable Policies. Each Student participating in this program shall abide by all the policies and regulations of MU and MUR. MU shall have the right to terminate the participation of an individual participant in the program if such Student violates the policies and regulations of MU, MUR, or the program.

13. Intellectual Property Rights. QHI agrees that MU is and shall be the sole and exclusive owner of all right, title and interest throughout the world in and to all the results and proceeds of the Bundled Services performed under this Agreement, including all patents, all ideas, concepts, creations, discoveries, inventions, improvements, know how, trade or business secrets; trademarks, service marks, designs, copyrights, utility models, tools, devices, models, methods, procedures, processes, systems, principles, algorithms, works of authorship, flowcharts, drawings, books, papers, models, sketches, formulas, teaching techniques, electronic codes, proprietary techniques, research projects, and other confidential and proprietary information, computer programming code, databases, software programs, data, documents, instruction manuals, records, memoranda, notes, user guides; in either printed or machine-readable form, whether or not copyrightable or patentable, and including any written or verbal instructions or comments relating to the same (collectively “Intellectual Property Rights”) therein. QHI agrees that the deliverables created as part of the Bundled Services provided under this Agreement are hereby deemed a “work made for hire” (as defined in the Copyright Act of 1976 of the United States), and under the applicable laws in China on Copyright. If, for any reason, any of the deliverables created in connection with the Bundled Services under this Agreement do not constitute a “work made for hire,” QHI hereby irrevocably assigns to MU, in each case without additional consideration, all right, title and interest throughout the world in and to the deliverables created in connection with the Bundled Services under this Agreement, including all Intellectual Property Rights therein. In the event additional steps are required to assign the deliverables to MU, the QHI will perform the required steps to register, maintain, protect, and enforce MU’s rights in and to the deliverables.

14. Confidentiality.

(a) QHI acknowledges that in connection with this MOA and the Bundled Services provided by QHI under this Agreement, MU may provide, and QHI may acquire and make use of, certain non-public, proprietary, or otherwise confidential information of MU relating to the provision of the Bundled Services which may include, but is not limited to, work product created under this Agreement, information and personal data of or related to Students and prospective Students, reports, methods of operation, trade secrets, training materials, policies, protocols, and procedures (administrative, research, and clinical), budgeting, staffing needs, databases, marketing research, equipment capabilities, fee schedules, and other proprietary, business, financial and other information connected with or related to MU that is not generally known to the public (collectively, “Confidential Information”).

(b) QHI shall not use or access such Confidential Information except in as necessary to perform the Services, or disclose the Confidential Information to any third party, unless MU consents in writing to such use or disclosure or such disclosure is required by law. In the event QHI receives a request or demand from a third party for the disclosure of Confidential Information, QHI shall promptly (within two (2) business days after receipt of such request or demand) provide written notice to MU of such request or demand, including a copy of any written document containing such request or demand.

(c) QHI agrees to protect and safeguard from and against unauthorized access, use or disclosure the Confidential Information of MU in the same manner that it protects the confidentiality of its own proprietary and confidential information of like kind (but in no event using less than reasonable care), and compliance with all applicable Privacy Laws (as defined below).

(d) Upon expiration or termination of this MOA, QHI shall not take or retain, without prior written consent from MU, any Confidential Information or copies thereof in any form or medium of any kind. Upon the expiration or termination of this MOA or otherwise upon the request of MU, all Confidential Information received by QHI shall be promptly returned to MU or, upon request of MU, destroyed with such destruction confirmed in writing by QHI in a form reasonably satisfactory to MU. Without limiting other possible remedies for the breach of these covenants relating to Confidential Information, the parties agree that injunctive or other equitable relief shall be available to enforce any and all of these covenants, such relief to be without the necessity of posting a bond, cash or otherwise.

(e) QHI shall comply in all respects with applicable laws and regulations relating to privacy, electronic communications, and the collection, processing, and use of personal data and any information that can be used to personally identify an individual (collectively, the “Privacy Laws”), including without limitation the applicable data protection and personal information protection laws of the United States of America, the European Union General Data Protection Regulation (“GDPR”), and the U.S. Family Educational Rights and Privacy Act of 1974 (“FERPA”), as applicable, relative to the Bundled Services, including but not limited to the Cybersecurity Law of China, the Data Security Law of China, and the Personal Information Protection Law of China. QHI shall provide all required notifications and obtain all required consents under the Privacy Laws, and shall not collect, process, or use any personal data for any purpose except as expressly permitted under and in compliance with the Privacy Laws. If required or deemed advisable for compliance with GDPR, the parties will enter into a separate data processing addendum to this Agreement.

(f) QHI acknowledges and agrees that, in the course of this MOA with MU, QHI may create, receive, or have access to information provided by or at the direction of MU that: (i) identifies or can be used to identify an individual, business or other entity (including, without limitation, names, signatures, addresses, telephone numbers, email addresses, and other unique identifiers); or (ii) can be used to identify or authenticate an individual, business or other entity (“Personal Information”). In recognition of the foregoing, and in addition to the obligations set forth in the applicable Privacy Laws, QHI agrees and covenants that it shall (x) keep and maintain all Personal Information in strict confidence, using such degree of care as is appropriate to avoid unauthorized access, use, or disclosure; (y) not create, collect, receive, access, or use Personal Information in violation of law; and (z) use and disclose Personal Information solely and exclusively for the purposes for which the Personal Information, or access to it, is provided pursuant to the terms and conditions of this Agreement, and not use, sell, rent, transfer, distribute, or otherwise disclose or make available Personal Information for QHI’s own purposes or for the benefit of anyone other than MU, in each case, without MU’s prior written consent.

(g) In the event that the QHI becomes aware of an event that resulted or could reasonably be expected to result in the loss of personal data (e.g., a data breach, Device theft, unauthorized use of password, etc.), the QHI will notify MU immediately (and in any event no more than two (2) business days after discovery of the potential loss). The QHI will participate and cooperate fully in any investigation conducted by MU and/or an outside entity retained or authorized by MU, including local law enforcement. QHI shall defend, indemnify, and hold harmless MU and its subsidiaries, affiliates, and its respective officers, directors, employees, agents, successors, and permitted assigns (each, a “MU Indemnitee”) from and against all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees, the cost of enforcing any right to indemnification hereunder, and the cost of pursuing any insurance providers, arising out of or resulting from any third-party claim against any MU Indemnitee arising out of or resulting from QHI’s failure to comply with any of its obligations under this Section or any applicable Privacy Law.

(h) The parties acknowledge that information (if any) received from MU regarding Students may be protected by the Family Educational Rights and Privacy Act (“FERPA”), and QHI agrees to use such information only for the purpose for which it was disclosed and not to make it available to any third party without first obtaining the Student’s written consent. For the purposes of this MOA, QHI shall be deemed “university officials.”

15. Miscellaneous.

(a) Non-Discrimination. The parties agree not to discriminate on the basis of religion, race, creed, national or ethnic origin, sex, age, handicap, political affiliation, sexual orientation, disability or status as a veteran.

(b) Compliance with Law. The parties specifically intend to comply with all applicable laws, rules and regulations as they may be amended from time to time. If any part of this Agreement is determined to violate federal, state, or local laws, rules, or regulations, the parties agree to negotiate in good faith revisions to any such provisions. If the parties fail to agree within a reasonable time to revisions required to bring the entire Agreement into compliance, either party may terminate this Agreement upon thirty (30) days prior written notice to the other party.

(c) Force Majeure. In the event Students are unable to complete the ELC Program due to causes beyond the control of MUR, including, but not limited to: acts of God; war; acts of the government; fires; floods; epidemics; quarantine restrictions; strikes, labor disputes or work stoppages; transportation contingency; and freight embargoes; other catastrophes or any similar occurrences beyond MUR’s reasonable control, MUR shall assist the affected Students in finding an alternate site to complete the program.

(d) Use of Name. None of the parties shall use the name, logo, likeness, trademarks, image or other intellectual property of either of the other parties for any advertising, marketing, endorsement or any other purposes without the specific prior written consent of an authorized representative of the other party as to each such use. QHI may refer to the affiliation with MUR in public information materials regarding the relevant ELC Program. MUR reserves the right to review and request modification of QHI’s reference to MUR as necessary. QHI may refer to the affiliation with MUR in its brochures and other public information materials having to do with the ELC Program. QHI is wholly owned subsidiary of EpicQuest Education Group International Limited, a company registered and incorporated in the British Virgin Islands (“Parent”). MU agrees that Parent shall have the right to disclose the terms of this Agreement, the nature of the services being provided in this Agreement, and to file this Agreement as an exhibit in any filings it makes with the Securities and Exchange Commission.

(e) Independent Contractors. Each party is separate and independent, and this Agreement shall not be deemed to create a relationship of agency, employment, or partnership between or among them. Each party understands and agrees that this Agreement establishes an independent contractor relationship and that the agents or employees of each respective party are not employees or agents of any other party.

(f) Severability. The provisions of this Agreement are severable, and if any provision of this Agreement is found to be invalid, void or unenforceable, the remaining provisions will remain in full force and effect.

(g) Waiver. The waiver of any breach of any term of this Agreement does not waive any subsequent breach of that or another term of this Agreement.

(h) Assignment. No party may assign this Agreement or any rights or obligations under this Agreement to any person or entity without the prior written consent of the other parties. Any assignment in violation of this provision is null and void.

(i) Governing Law. This Agreement shall be construed and enforced solely pursuant to the laws of the State of Ohio (USA), without giving effect to the principles of conflicts of laws thereof and the parties agree that this Agreement shall be subject to the sole and exclusive jurisdiction of the state and federal courts located in the State of Ohio (USA). The parties agree that the foregoing governing law, jurisdiction and forum selections have been concluded as a result of arms-length negotiations and are not overly onerous or burdensome to either party. Notwithstanding the foregoing, any court with competent jurisdiction may enforce the judgment and ruling of the state and federal courts located in the State of Ohio (USA).

(j) Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties as to the subject matter hereof and supersedes all prior discussions, agreements and undertakings of every kind and nature between them, whether written or oral, with respect to such subject matter. This Agreement may subsequently be modified only by a written document executed by both parties.

(k) Translations. The parties acknowledge and agree that this Agreement was originally written in English and only the English version of this Agreement shall be binding on the parties. The parties further acknowledge and agree that they have had a chance to carefully review (with their attorney if necessary) all of the terms of this Agreement, that they fully understand all of their rights and obligations under this Agreement, and that they agree to be bound by this Agreement. All references to time in this Agreement or any communication between the parties, unless specifically stated otherwise, shall mean Eastern Standard Time (UTC – 5:00)/Eastern Daylight Time (UTC – 4:00). All references to currency in this Agreement or any communication between the parties, unless specifically stated otherwise, shall be in United States Dollars.

(l) Notices. Any consent, waiver, notice, demand, request or other instrument required or permitted to be given under this Agreement or any related agreements shall be in writing and shall be delivered by hand or sent prepaid telex, cable or facsimile transmission, or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, telexed, cabled or transmitted, or if mailed, five (5) days after the notice is delivered to the courier service, addressed to the addresses set forth herein, or to such other address as may later be specified.

(m) Liability. Notwithstanding anything to the contrary in the Agreement, MU agrees only to be liable for the acts and omissions of its officers and employees engaged in the scope of their employment arising under the Agreement. MU’s liability shall be subject in all cases to the immunities and limitations of the Ohio Court of Claims Act codified in Chapter 2743 of the Ohio Revised Code and as provided in Ohio R.C. 9.86 and 9.87, as amended. QHI agree that nothing in this MOA shall be construed as a waiver of the sovereign or qualified immunity of MU, MU’s employees, and/or the State of Ohio.

(n) Ohio R.C. 9.27. QHI hereby acknowledges that MU is a public university that is subject to the laws of the State of Ohio, including without limitation the Ohio Constitution and applicable sections of the Ohio Revised Code. Accordingly, MU is prohibited from entering into any agreement that contains the provisions listed in Ohio R.C. 9.27(B)(1)-(9) (the “Prohibited Provisions”). To the extent that this MOA contains Prohibited Provisions, pursuant to Ohio R.C. 9.27(C)-(D), QHI hereby agree that (i) all Prohibited Provisions contained in this MOA are void ab initio, are hereby deemed deleted in their entirety, and shall not be binding on MU; and (ii) this MOA shall otherwise be enforceable as if it did not contain such Prohibited Provisions.

(o) Software. If the QHI is providing software, MU may create and retain a copy of the software and related documentation for back up, and recovery purposes, and for archival purposes for use after the MOA is terminated.

(p) Registrations, Licenses, and Authorization. QHI is and shall during the Term of this MOA will be duly registered, licensed, authorized, and/or otherwise certified to and shall perform Bundled Services and other obligations under this MOA, in accordance with laws, rules, and regulations of the country in which QHI is performing the Bundled Services.

16. Term of MOA. The term of this MOA is for a period of five (5) years, beginning on July 1, 2023 and expiring on June 30, 2028 (the “Term”). Representatives of MU, MUR, and QHI will review this MOA annually. For avoidance of doubt, that certain Memorandum of Agreement between the parties hereto, with a term from July 1, 2020 through June 30, 2023 (the “Existing Agreement”), shall not be affected by the execution of this MOA, and shall continue until the expiration (or earlier termination) of the Existing Agreement.

17. Termination. Any party may terminate this MOA upon ninety (90) days prior written notice to the other party; provided, however, the parties use their best efforts to ensure that any Student then participating in the program are able to complete the program. In such event, all applicable provisions of this Agreement shall remain in force during the extension period from the effective date of termination, until the end of the program in which the affected Students are enrolled. MU may, at any time, immediately terminate the MOA for cause in the event of any material breach of this MOA by QHI, provided MU has provided QHI with written notice of such breach and QHI has not cured the breach within thirty (30) days after receipt of such notice.

18. Liquidated Damages.

(a) If QHI takes any of the actions or inactions described in Section 18(b) during the Term (“Violation(s)”), then QHI shall pay to MU an amount equal to $5,000 for each Material Violation (the “Liquidated Damages”).

(b) The following are considered Violations under this MOA: (i) failing to provide a Quarterly Report in a prompt fashion; (ii) except as permitted in Section 15(d), failing to obtain MU’s permission before disseminating or otherwise using any marketing or promotional materials related to MU, MUR, and/or this MOA; (iii) except as permitted in Section 15(d), failing to obtain MU’s or MUR’s permission before using any of Miami’s trademarks, service marks, logos, names, or other brand indicia, or any images of MU in any marketing or promotional materials; and (iv) failing to use the invoice template attached to this MOA as Exhibit B.

(c) The parties intend that the Liquidated Damages constitute compensation, and not a penalty. The parties acknowledge and agree that MU’s harm caused by a Material Violation would be impossible or very difficult to accurately estimate at the time of contract, and that the Liquidated Damages are a reasonable estimate of the anticipated or actual harm that might arise from a Material Violation. QHI’s payment of the Liquidated Damages is their sole liability and entire obligation and MU’s exclusive remedy for any Material Violation.

[Signature Page Follows]

Memorandum of Agreement

Miami University and Quest Holding International LLC

*Signature Page*

IN WITNESS WHEREOF, the parties have executed this MOA on the dates listed below, to be effective for all purposes as of the Effective Date.

QUEST HOLDINGS INTERNATIONAL, LLC

By:	/s/ Jianbo Zhang	5-19-23
	Jianbo Zhang, CEO	Date

MIAMI UNIVERSITY:

By:	[***]	5-24-23
	[***]	Date

By:	[***]	5-24-23
	[***]	Date

By:	[***]	5-24-23
	[***]	Date